Filed by Biomira Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Biomira Inc.
Commission File No.: 333-145995

BIOMIRA ANNOUNCES PLAN TO CHANGE NAME TO ONCOTHYREON

EDMONTON, ALBERTA, CANADA — September 27, 2007 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) (the “Company”) today announced that, as part of the Company’s previously announced plan to reincorporate in the United States, it intends to change its name to Oncothyreon Inc.  The name change will become effective upon shareholder and court approval of a plan of arrangement, as a result of which Oncothyreon will become the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.

“Over the past year, we have successfully executed a strategy to create and realize new opportunities to create sustainable value for our company, our shareholders and for patients,” said Dr. Robert L. Kirkman, President and Chief Executive Officer of Biomira.  “As a result, we have an exciting and diversified clinical pipeline that is advancing steadily. Stimuvax® is in a global Phase 3 trial, PX-12 is in Phase 2, PX-478 is in Phase 1 and we are on track to file an Investigational New Drug application for PX-866 by year’s end. Each of our small molecule candidates targets pathways critical to cancer cell growth, metastasis and survival in diverse cancer indications. Stimuvax holds great promise to harness the power of the immune system to fight non-small cell lung cancer and, potentially, other cancers with significant unmet medical need.”

Dr. Kirkman continued, “We are a different company today than we were just twelve months ago, and our decision to change our name to Oncothyreon reflects that transformation.  Oncothyreon is derived from the Greek words for “tumor” and “shield” and appropriately describes our goal to develop new therapies that protect against the deadly effects of cancer.”

Oncothyreon Inc. has today filed with the Securities and Exchange Commission (the “SEC”) an amended registration statement on Form S-4, in which the name Oncothyreon Inc. replaces the previously used name, Biomira Corporation, as the name of the Delaware holding corporation intended to become the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.  Assuming that the SEC declares the registration statement effective, the shareholders approve of the plan of arrangement, and the Alberta Court of Queen’s Bench issues a final order approving the plan of arrangement, Oncothyreon intends to trade on the Nasdaq National Market under the symbol “ONTY” and on the Toronto Stock Exchange under the symbol “ONY”.

About the Plan of Arrangement to Reincorporate in the United States

On September 12, 2007, Biomira announced that the Company’s Board of Directors had approved a proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States of America through a plan of arrangement. Under the plan of arrangement, which is subject to shareholder and court approval, Biomira will migrate to the United States by creating a holding corporation based in the State of Delaware, Oncothyreon Inc., which will be the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries. Oncothyreon Inc. intends to establish its headquarters in or near Seattle, Washington.

The plan of arrangement will require the approval of two-thirds of the common and preference shares represented at a special meeting of Biomira’s shareholders, voting as a class. Such a meeting is expected to take place in Edmonton, Alberta following the distribution of a definitive proxy statement/prospectus contained as part of a registration statement filed with the SEC and receipt of an interim order with respect to the proposed plan of arrangement from the Alberta Court of Queen’s Bench. Oncothyreon today filed an amended registration statement on Form S-4 with the SEC that includes a preliminary proxy statement/prospectus covering the proposed plan of arrangement and the shares to be issued to Biomira’s shareholders in the plan of arrangement. Upon the completion of the proposed arrangement, holders of common shares of Biomira Inc. will receive one-sixth of a share of common stock of Oncothyreon Inc. in exchange for each common share of Biomira Inc., which will have the effect of a 6-for-1 reverse stock split of Biomira Inc. common shares.  Assuming that the SEC declares the registration statement effective, the shareholders approve of the plan of arrangement, and the Alberta Court of Queen’s Bench issues a final order approving the plan of arrangement, Biomira currently estimates that the transactions contemplated by the plan of arrangement should be completed in late 2007 or early 2008.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements

In order to provide Biomira’s investors with an understanding of its current intentions and future prospects, this release contains statements that are forward looking, including statements relating to the proposed reincorporation of Biomira from Canada to the United States, the pre-clinical and clinical development of Stimuvax, PX-12, PX-478 and PX-866, the filing of an Investigational New Drug application for PX-866 and the timing thereof, and future clinical development plans. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on its management’s experience and assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties, including risks and uncertainties related to the proposed reincorporation transaction, Biomira’s business, the regulatory approval process and the general economic environment. Many of these risks and uncertainties are beyond Biomira’s control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements. Risks, uncertainties, and assumptions include those predicting the completion of the proposed arrangement and reincorporation; the clinical development of Stimuvax, PX-12, PX-478 and PX-866; the therapeutic and commercial potential of Stimuvax, PX-12, PX-478 and PX-866; the filing of an Investigational New Drug application for PX-866 and the timing thereof; future clinical development plans; and the other risks and uncertainties described in the reports and other documents, including the registration statement on Form S-4, filed by either Biomira Inc. or Oncothyreon Inc. with the SEC and/or Canadian regulatory authorities.

Although Biomira believes that any forward-looking statements contained herein are reasonable, it can give no assurance that its expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the risks and uncertainties associated with Biomira and Oncothyreon, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in the amended registration statement on Form S-4 filed by Oncothyreon Inc. with the SEC and on SEDAR.

Additional Information About the Arrangement/Reincorporation and Where to Find It

On September 27, 2007, Oncothyreon Inc., a Delaware corporation that will, if the arrangement is approved, become the parent corporation of a successor to Biomira Inc., a Canadian corporation, filed an amended registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary proxy statement/prospectus regarding the proposed plan of arrangement. We have also filed this amended registration statement on SEDAR. Investors and security holders of Biomira Inc. are urged to read the preliminary proxy statement/prospectus, which has not been declared effective by the SEC, and when and if it is available, the definitive proxy statement/prospectus filed with the SEC and on SEDAR. These documents as well as Biomira Inc.’s other filings with the SEC and Canadian regulatory authorities contain, or will contain, important information about Biomira Inc., Oncothyreon Inc., and the proposed plan of arrangement. The amended preliminary proxy statement/prospectus filed with the SEC by Oncothyreon Inc. on September 27, 2007 and any other filings by Biomira Inc. or Oncothyreon Inc. with the SEC may be obtained free of charge at the SEC’s website, www.sec.gov. Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com. In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 – 94 St. Edmonton, AB, Canada T6N 1H1. Attn: Investor Relations, telephone: (780) 450-3761, ext. 818.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the amended preliminary proxy statement/prospectus filed with the SEC on September 28, 2007 as part of the registration statement on Form S-4 and, when and if it becomes available, the definitive proxy statement/prospectus.

Investor and Media Relations Contact:

Julie Rathbun

Rathbun Communications

206-769-9219

ir@biomira.com

BIOMIRA INC.  2011 – 94 St. Edmonton, AB, Canada  T6N 1H1

Tel:  (780) 450-3761  Fax:  (780) 463-0871

ONCOTHYREON INC., 110 – 110th Avenue NE, Bellevue, WA 98004

Tel: (425) 450-0370  Fax:  (425) 450-0371

http://www.biomira.com